UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

(Free English Translation)

BANCO SANTANDER (BRASIL) S.A.

C.N.P.J. nº 90.400.888/0001-42

Publicly Held Company with Authorized Capital

NIRE 35.300.332.067

ANNOUNCEMENT TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), hereby informs the public that it was approved in the Board of Directors Meeting held today, the celebration, with Banco Citibank S.A. ("Counterparty"), of agreements of exchange results of financial flows ("swaps") in reference amount of added up to R$ 160,000,000.00 (one hundred and sixty million dollars), with maximum term of validity of forty (40) months and maximum effective date of execution 12/31/2011. These agreements are intended to provide to Santander Brazil financial protection refer to obligations under the plans of the Long Term Incentive grants to its employees, seeking on cash payment based on price fluctuation of their Units.

The swap agreements set up that Santander Brazil return must be equivalent of the price fluctuation of the Units issued by the Company (SANB11) and the Counterparty return shall be equivalent to 100% (one hundred percent) of CDI fluctuation, adjusted by a pre-determinate spread by the Counterparty.

The operation does not change the percentage of Units outstanding of the Company and provides that each swap agreement, by its respectively termination date, of the respective term shall be settlement.

The Company's Board of Directors also authorized the Executive Board to celebrate new swap agreements in future date, with similar nature and purpose.

The relevant information relative to these new swap agreements shall be published periodically on the explanatory notes of the quarterly financial statements.

São Paulo, July 29, 2011.

Carlos Alberto López Galán

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer